Exhibit 3.1

AMENDMENT TO SECOND AMENDED AND RESTATED BY-LAWS

OF

TELECOMMUNICATION SYSTEMS, INC.

The following amendment is hereby made to the Second Amended and Restated By-Laws (the “By-Laws”) of TeleCommunication Systems, Inc., (the “Corporation”), as of December 15, 2015:

Section 6.07 of the By-Laws of the Corporation is hereby deleted in its entirety and replaced with the following Section:

CONTROL SHARE ACQUISITION ACT.  Notwithstanding any other provision of the Charter or these By-Laws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the “MGCL”), shall not apply to any acquisition by any person of shares of stock of the Corporation.  This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.